Exhibit 99.1

NEWS FROM BANK MUTUAL CORPORATION

CONTACTS:	Bank Mutual Corporation
David A. Baumgarten
President and Chief Executive Officer
or
Michael W. Dosland
Senior Vice President and Chief Financial Officer
(414) 354-1500

BANK MUTUAL CORPORATION REPORTS INCREASE IN

NET INCOME FOR THE SECOND QUARTER OF 2017

Milwaukee, Wisconsin

July 20, 2017

Bank Mutual Corporation (NASDAQ: BKMU) reported net income of $4.2 million or $0.09 per diluted share in the second quarter of 2017 compared to $3.9 million or $0.09 per diluted share in the same quarter of last year. Year-to-date in 2017, Bank Mutual Corporation (“Bank Mutual”) reported net income of $7.8 million or $0.17 per diluted share compared to $8.4 million or $0.18 per diluted share in the same six-month period in 2016. The 2017 periods were favorably impacted by higher net interest income, a gain on sale of real estate held for investment, lower advertising and marketing expenses, and a reduced level of other non-interest expenses. In addition, the second quarter of 2017 benefited from a lower provision for loan losses compared to the same quarter in 2016. These developments were partially offset by lower deposit-related fees, reduced mortgage banking revenue, and a decrease in loan-related fees in the 2017 periods compared to the same periods in 2016. In addition, the 2017 periods were impacted by higher compensation and benefit expenses, increased occupancy and data processing costs, and increased losses and expenses related to foreclosed real estate. Finally, the 2017 year-to-date period was also impacted by lower brokerage, advisory, and insurance revenue and a higher provision for loan losses compared to the same six-month period in 2016.

Bank Mutual also announced today that it has entered into a definitive merger agreement with Associated Banc-Corp (NYSE: ASB). Please refer to the separate joint press release of Associated Banc-Corp and Bank Mutual for more information regarding this definitive merger agreement.

David A. Baumgarten, President and Chief Executive Officer of Bank Mutual, commented, “We are pleased with the continued improvement in our net interest income, which was led by a combination of loan growth and modest expansion of our net interest margin.” He added, “We are particularly gratified with the growth in our commercial and industrial loan portfolio, which has increased by 8.1% so far in 2017 and is up over 12% over the past twelve months.” Mr. Baumgarten continued, “However, the decline in our non-interest income in recent periods continues to pose a challenge for us, as do recent increases in our non-interest expenses.” He concluded, “We are committed to improving our performance in each of these important areas.”

Bank Mutual’s net interest income increased by $1.5 million or 8.7% and $2.4 million or 6.9% during the three- and six-month periods ended June 30, 2017, respectively, compared to the same periods in 2016. Included in the year-to-date period in 2016 was a $482,000 call premium that Bank Mutual received on a mortgage-related security that was called in the first quarter of that year. Excluding this call premium, net interest income in the first six months of 2017 increased by $2.9 million or 8.4% compared to the same period in 2016. Most of this increase was caused by an increase in Bank Mutual’s average earning assets, which increased by $137.0 million or 5.9% during the six months ended June 30, 2017, compared to the same period in 2016. This increase was primarily attributable to an increase in average loans receivable. Also contributing to the increase in net interest income in the 2017 periods was an improvement in Bank Mutual’s net interest margin, excluding the impact of the aforementioned call premium in the first quarter of 2016. Finally, an increase in funding from non-interest bearing checking accounts also contributed to the increase in net interest income in the 2017 periods.

Bank Mutual’s net interest margin was 3.05% and 3.04% during the three- and six-month periods ended June 30, 2017, respectively, which compared to 2.95% and 2.97% during the same periods in 2016 (excluding four basis points of benefit related to the aforementioned call premium in the first quarter of 2016). In recent periods management has noted that Bank Mutual’s net interest margin has begun to improve modestly. Specifically, the 3.05% net interest margin in the second quarter of 2017 compared to 3.02% in the first quarter of 2017 and 3.00% in the fourth quarter of 2016 (also excluding three basis points related to a call premium in that quarter). Management has observed in recent periods that increases in the yield on Bank Mutual’s earning assets have been slightly greater than the increases in its cost of funds. This has occurred in an environment of rising interest rates, due in part to recent increases in the fed funds rate by the Federal Reserve. Management attributes the modest increases in Bank Mutual’s net interest margin to an overall interest rate risk exposure that it is slightly asset sensitive. That is, management believes that the sensitivity of Bank Mutual’s earning assets to changes in market interest rates is slightly greater than its interest-bearing liabilities. As such, management anticipates that Bank Mutual’s net interest margin may continue to show slight improvement in the immediate future, although there can be no assurances.

Bank Mutual’s net interest margin is subject to competitive pricing pressures for loans and deposits, changes in borrower and depositor preferences, and other economic and market factors that are outside of management’s control. Of particular concern to management are possible future changes in the competitive environment for interest rates on interest-bearing checking, savings, and money market deposit accounts. If competitive or market pressures require Bank Mutual to increase the interest rates it pays on these deposit accounts, and such increases are not exceeded or matched by increases in the yield on its earning assets, Bank Mutual’s net interest margin could be adversely impacted in future periods. Also of concern to management are possible future changes in depositor preferences for certain types of deposit products. Specifically, management believes that the relatively low interest rate environment that has persisted for the past few years has encouraged many deposit customers to switch to transaction deposits in an effort to retain flexibility in the event market interest rates increase. If market interest rates continue to increase in the future, customers’ preferences may shift from transaction deposits to certificates of deposit, which generally have a higher interest cost. This development could also have an adverse impact on Bank Mutual’s net interest margin in future periods.

Bank Mutual’s provision for loan losses was $363,000 in the second quarter of 2017 compared to $1.2 million in the same quarter last year. On a year-to-date basis, provision for loan losses was $1.1 million in 2017 compared to $591,000 in 2016. During the second quarter of 2017 Bank Mutual’s non-performing and other classified loans declined for reasons noted later in this release. Primarily as a result of this improvement, Bank Mutual recorded a reduced provision for loan loss during the second quarter of 2017 compared to the same quarter in 2016. On a year-to-date basis, the provision for loan losses was higher in 2017 compared to 2016 due principally to growth in total loans receivable, the impact of which was only partially offset by the beneficial impact of the aforementioned decrease in non-performing and other classified loans in the second quarter.

In general, management believes that overall economic, employment, and real estate conditions are relatively stable in Bank Mutual’s local markets. However, trends in the credit quality of Bank Mutual’s loan portfolio are subject to many factors that are outside of Bank Mutual’s control, such as economic and market conditions that can fluctuate considerably from period to period. As such, there can be no assurances that there will not be significant fluctuations in Bank Mutual’s non-performing loans, classified loans, and/or loan charge-off activity from period to period, which may result in significant variability in Bank Mutual’s provision for loan losses.

Deposit-related fees and charges declined by $85,000 or 2.9% and $136,000 or 2.4% during the three- and six-months ended June 30, 2017, respectively, compared to the same periods in the previous year. Deposit-related fees and charges consist of overdraft fees, ATM and debit card fees, merchant processing fees, account service charges, and other revenue items related to services performed by Bank Mutual for its retail and commercial deposit customers. Management attributes the decline in deposit-related fees and charges to changes in customer spending behavior in recent periods which has resulted in lower revenue from overdraft charges and ATM usage. These developments have been partially offset by increased deposit account service charges and increased treasury management fees from commercial depositors.

Mortgage banking revenue, net, was $893,000 and $1.6 million during three- and six-month periods ended June 30, 2017, respectively. This compared to $1.1 million and $2.0 million during the same periods in 2016, respectively. The following table presents the components of mortgage banking revenue, net, for the periods indicated:

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
	(Dollars in thousands)
Gross loan servicing fees	$611	$637	$1,231	$1,283
MSR amortization	(385)	(554)	(717)	(987)
Change in MSR valuation allowance	–	–	–	–
Loan servicing revenue, net	226	83	514	296
Gain on loan sales activities, net	667	1,059	1,099	1,671
Mortgage banking revenue, net	$893	$1,142	$1,613	$1,967

Loan servicing revenue, net, increased during the three- and six-month periods in 2017 compared to the same periods in 2016. These increases were primarily caused by a decline in amortization of mortgage servicing rights (“MSRs”). These declines were caused by generally higher market interest rates for one- to four-family loans in 2017, which has resulted in reduced loan prepayment activity and slower amortization of the related MSRs compared to the prior year. The favorable impact of this development was partially offset by declines in gross servicing fees in the 2017 periods due to an overall decline in loans serviced for third-party investors. As of June 30, 2017, Bank Mutual serviced $971.5 million in loans for third-party investors compared to $1.0 billion one year earlier.

The change in valuation allowance that Bank Mutual establishes against its MSRs is recorded as a recovery or loss, as the case may be, in the period in which the change occurs. As of June 30, 2017, Bank Mutual had no valuation allowance against its MSRs, which had a carrying value of $6.4 million as of that date. MSR valuation allowances typically increase in periods of lower market interest rates, which results in a charge to earnings in the period of the increase. During such periods loan refinance activity and expectations for future loan prepayments typically increase, which generally reduces the fair value of MSRs and could result in an increase in the MSR valuation allowance. However, in recent periods market interest rates for one- to four-family loans have generally been higher. As such, there was no requirement for an MSR valuation allowance as of June 30, 2017, and management does not expect one to be necessary in the near future. In addition, management expects that amortization of MSRs may continue to be lower in the near term in response to reduced levels of loan refinance activity. However, these developments cannot be assured, particularly if market interest rates for one- to four-family residential loans decline in the future.

Gain on loan sales activities, net, was $667,000 and $1.1 million during the three- and six-month periods ended June 30, 2017, respectively, compared to $1.1 million and $1.7 million during the same periods in 2016. Bank Mutual typically sells most of the fixed-rate, one- to four-family mortgage loans that it originates. Market interest rates for one- to four-family loans have been higher in recent periods, which is a development that typically results in lower originations and sales of such loans. The origination and sale of residential loans is subject to variations in market interest rates and other factors outside of management’s control. Accordingly, there can be no assurances that such originations and sales will increase or will not vary considerably from period to period.

Brokerage, advisory, and insurance revenue was $886,000 during the second quarter of 2017, which was $40,000 or 4.7% higher than the same quarter in the previous year. Year-to-date this source of revenue was $1.5 million, which was $176,000 or 10.3% lower than the same period in 2016. This revenue item generally consists of commissions earned on sales of tax-deferred annuities, mutual funds, and certain other securities, fees earned for investment advisory services, and commissions earned on sales of personal and business insurance products. Management attributes the recent fluctuations in this revenue line item to changes in commissions earned from sales of tax-deferred annuities and other sources of transaction-based income. In recent periods management has begun to shift the mix of revenue in this line of business from commission income, which tends to be transaction-based, to advisory fee income, which is generally based on assets under management rather than execution of individual transactions. Management believes that advisory-based fee income will be a more stable source of revenue in the future and expects that it will continue to grow due to new products, services, systems, and investment advisors that Bank Mutual has added in recent periods, although there can be no assurances.

Loan-related fees were $251,000 and $1.1 million during the three and six months ended June 30, 2017, respectively. These amounts compared to $1.6 million and $2.9 million during the same periods in 2016, respectively. The largest source of fees in this revenue category has historically been interest rate swap fees related to commercial loan relationships. Bank Mutual mitigates the interest rate risk associated with certain of its loan relationships by executing interest rate swaps, the accounting for which results in the recognition of a certain amount of fee income at the time the swap contracts are executed. The decrease in loan-related fees in the 2017 periods was primarily due to reduced originations of multi-family, commercial real estate, and construction loans, which are the types of loans that generate most of Bank Mutual’s interest rate swap fees. Management anticipates that originations of these types of loans in 2017 will continue to be lower than they were in 2016.

During the second quarter of 2017 Bank Mutual recorded a $268,000 gain on the disposition of real estate that it held for investment purposes. No real estate held for investment was sold in the 2016 periods. Bank Mutual continues to actively market certain of the properties that it holds for investment purposes. There can be no assurances that Bank Mutual will be able to sell such properties for gains or that gains or losses on such sales, if any, will not fluctuate considerably from period to period.

Compensation-related expenses increased by $437,000 or 4.3% and $1.2 million or 5.8% during the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016. These increases were due in part to normal annual merit increases granted to most employees at the beginning of 2017. Also contributing were certain signing bonuses and commission guarantees that Bank Mutual paid to a team of four experienced residential loan originators that it recruited from another financial institution earlier in the year. Finally, contributing to a lesser degree to the increase in compensation-related expense in the 2017 quarter was higher share-based compensation and employer 401k contributions compared to the same quarter in the prior year.

Occupancy, equipment, and data processing expenses increased by $204,000 or 6.2% and $413,000 or 6.1% during the three and six months ended June 30, 2017, respectively, compared to the same periods in 2016. These increases were primarily caused by increased data processing, software, and equipment costs associated with various initiatives undertaken by Bank Mutual in recent periods.

Advertising and marketing-related expense was $743,000 and $1.3 million during the three and six months ended June 30, 2017, respectively, compared to $970,000 and $1.6 million during the same periods in 2016. Management anticipates that spending on advertising and marketing-related expenses during the full year 2017 will be slightly lower than it was in 2016. However, this outcome depends on future management decisions and there can be no assurances.

Federal deposit insurance premiums were $351,000 and $383,000 during the three months ended June 30, 2017 and 2016, respectively. Year-to-date, these premiums were $679,000 and $805,000 in 2017 and 2016, respectively. In 2016 the Federal Deposit Insurance Corporation (“FDIC”) implemented a new rule that changed how insured financial institutions less than $10 billion in assets, such as Bank Mutual, are assessed for deposit insurance. The new rule has resulted in a lower deposit insurance assessment rate for Bank Mutual.

Net losses (gains) and expenses on foreclosed real estate were $217,000 and $(131,000) during the three-month periods ended June 30, 2017 and 2016, respectively. Net losses (gains) and expenses during the six-month periods ended as of those same dates were $271,000 and $(89,000). In general, Bank Mutual has experienced only modest gains, losses, and expenses on foreclosed real estate in recent periods due to relatively low levels of foreclosed properties and improved market conditions. The net loss in the second quarter was primarily caused by the sale of a larger property, the sale of which reduced Bank Mutual’s total foreclosed real estate to $1.5 million at June 30, 2017, compared to $2.9 million at December 31, 2016.

Other non-interest expense was $2.2 million in the second quarter of 2017 compared to $2.3 million in the same quarter of last year. In a year-to-date comparison, these expenses were $4.2 million in 2017 compared to $4.7 million in 2016. Other non-interest expense declined in the 2017 periods due in part to lower ATM and card processing charges compared to the same periods in 2016. The 2016 year-to-date period also included $207,000 in prepayment penalties related to the early retirement of certain fixed-rate advances from the FHLB of Chicago in the first quarter of that year.

In the first quarter of 2017 Bank Mutual announced that it had entered into an agreement to sell five retail branch offices, including $52.6 million in deposits and $13.2 million in loans associated with the offices, to another financial institution. This pending sale is expected to close in the third quarter, subject to the filing of appropriate notices with and approvals of regulatory agencies. At the same time Bank Mutual also announced that it would consolidate two retail branch offices into other nearby locations, which was completed in the second quarter. Consistent with its past experience consolidating retail branch offices, management of Bank Mutual believes that it will retain the majority of the deposits and loans associated with the two consolidated locations, although there can be no assurances. These two offices had aggregate deposits and loans of $19.1 million and $9.6 million, respectively. Management anticipates that the decisions to sell and consolidate retail branch offices will provide approximately $1.3 million in aggregate net benefit to pre-tax earnings on an annualized basis. Also related to these decisions, Bank Mutual expects to incur one-time costs of approximately $250,000, composed primarily of asset disposition costs, employment severance costs, data processing costs, and professional fees, most of which were recorded in the first six months of 2017. The remainder is expected to be recorded in the third quarter..

Income tax expense was $2.5 million and $2.3 million during the second quarters of 2017 and 2016, respectively, and was $4.2 million and $4.9 million during the year-to-date periods in 2017 and 2016, respectively. The effective tax rates (“ETRs”) for the quarter periods were 37.7% and 37.3%, respectively, and for the year-to-date periods were 35.1% and 36.9%, respectively. The ETR was lower in the 2017 year-to-date period because of certain tax deductions related to the vesting of restricted stock grants and exercise of certain stock options by employees and directors earlier in the year. Bank Mutual’s ETR will also vary from period to period due to the impact of non-taxable revenue items, such as earnings from BOLI and tax-exempt interest income.

Bank Mutual’s total assets increased by $62.1 million or 2.3% during the six months ended June 30, 2017. During this period a $60.7 million increase in loans receivable was principally funded by a $30.5 million increase in borrowings and a $25.0 million increase in deposit liabilities. Bank Mutual’s total shareholders’ equity was $290.6 million at June 30, 2017, compared to $286.6 million at December 31, 2016.

Bank Mutual’s loans receivable increased by $60.7 million or 3.1% during the three months ended June 30, 2017. During this period increases in multi-family loans, commercial and industrial loans, and construction loans (net of the undisbursed portion) were partially offset by a decline in home equity and other consumer loans. Contributing to a lesser degree to the increase in loans receivable were slight increases in commercial real estate loans and one- to four-family permanent loans. The loan portfolio is subject to economic, market, competitive, and regulatory factors outside of Bank Mutual’s control and there can be no assurances that expected loan growth will continue or that total loans will not decrease in future periods.

Bank Mutual’s deposit liabilities increased by $25.0 million or 1.3% during the six months ended June 30, 2017. Transaction deposits, which consist of checking, savings, and money market accounts, increased by $9.0 million or 0.7% during the period and certificates of deposit increased by $16.0 million or 3.1%. As previously noted in this release, if market interest rates continue to increase in the future, competitive or market pressures could require Bank Mutual to increase the interest rates it pays on its transaction deposit accounts. In addition, customer preference may shift from transaction deposits to certificates of deposit, which typically offer a higher rate of interest to the customer. These developments could increase Bank Mutual’s cost of funds in the future, which will have an adverse impact on its net interest margin. In recent periods management has noted that balances in customers’ money market accounts have declined. During the first six months of 2017 such balances declined by $16.2 million or 2.9%. If this trend continues, Bank Mutual may be required to raise the rates it offers on such accounts, which will have an adverse impact on its net interest margin, as previously noted.

Bank Mutual’s shareholders’ equity was $290.6 million at June 30, 2017, compared to $286.6 million at December 31, 2016. This increase was primarily due to $7.8 million in net income that was partially offset by $5.1 million in regular cash dividends. Also contributing to the increase was periodic amortization related to share-based compensation and the issuance of treasury shares on stock option exercises. The book value of Bank Mutual’s common stock was $6.33 per share at June 30, 2017, compared to $6.27 at December 31, 2016.

Bank Mutual’s non-performing loans were $7.5 million or 0.38% of loans receivable as of June 30, 2017, compared to $8.2 million or 0.42% of loans receivable as of December 31, 2016. Non-performing assets, which includes non-performing loans, were $9.0 million or 0.33% of total assets and $11.2 million or 0.42% of total assets as of these same dates, respectively. Non-performing assets are classified as “substandard” in accordance with Bank Mutual’s internal risk rating policy. In addition to non-performing assets, at June 30, 2017, management was closely monitoring $57.9 million in additional loans that were classified as either “special mention” or “substandard” in accordance with Bank Mutual’s internal risk rating policy. This amount compared to $68.6 million at December 31, 2016. As of June 30, 2017, most of Bank Mutual’s additional classified loans were secured by commercial real estate, multi-family real estate, land, and certain commercial business assets. Management does not believe any of these loans were impaired as of June 30, 2017, although there can be no assurances that the loans will not become impaired in future periods. The decline in additional classified loans in 2017 was primarily caused by a larger commercial real estate loan relationship that Bank Mutual upgraded during the period due to the improved financial and operating condition of the borrower.

Trends in the credit quality of Bank Mutual’s loan portfolio are subject to many factors that are outside of Bank Mutual’s control, such as economic and market conditions. As such, there can be no assurances that there will not be significant fluctuations in Bank Mutual’s non-performing assets and/or classified loans in future periods or that there will not be significant variability in Bank Mutual’s provision for loan losses from period to period.

Bank Mutual’s allowance for loan losses was $21.0 million or 1.05% of total loans at June 30, 2017, compared to $19.9 million or 1.03% of total loans at December 31, 2016. As a percent of non-performing loans, Bank Mutual’s allowance for loan losses was 278.2% at June 30, 2017, compared to 242.5% at December 31, 2016. Management believes the allowance for loan losses at June 30, 2017, was adequate to cover probable and estimable losses in Bank Mutual’s loan portfolio as of that date. However, future increases to the allowance may be necessary and results of operations could be adversely affected if future conditions differ from the assumptions used by management to determine the allowance for loan losses as of the end of the period.

Bank Mutual Corporation’s stock is quoted on the NASDAQ Global Select Market under the ticker BKMU. As of June 30, 2017, its subsidiary bank operated 62 banking locations in Wisconsin and one in Minnesota. After the sale of five retail branch offices discussed in this release is completed, its subsidiary bank will operate 57 banking locations in Wisconsin and one in Minnesota.

* * * * *

Cautionary Statements

This release contains or incorporates by reference various forward-looking statements concerning Bank Mutual's prospects that are based on the current expectations and beliefs of management. Forward-looking statements may contain, and are intended to be identified by, words such as “anticipate,” “believe,” “estimate,” “expect,” “objective,” “projection,” “intend,” “optimistic,” and similar expressions; the use of verbs in the future tense and discussions of periods after the date on which this report is issued are also forward-looking statements. The statements contained herein and such future statements involve or may involve certain assumptions, risks, and uncertainties, many of which are beyond the Bank Mutual's control, that could cause Bank Mutual's actual results and performance to differ materially from what is stated or expected. In addition to the assumptions and other factors referenced specifically in connection with such statements, the following factors could impact the business and financial prospects of Bank Mutual: general economic conditions, including volatility in credit, lending, and financial markets; weakness and declines in the real estate market, which could affect both collateral values and loan activity; periods of relatively high unemployment or economic weakness and other factors which could affect borrowers’ ability to repay their loans; negative developments affecting particular borrowers, which could further adversely impact loan repayments and collection; legislative and regulatory initiatives and changes, including action taken, or that may be taken, in response to difficulties in financial markets and/or which could negatively affect the rights of creditors; monetary and fiscal policies of the federal government; the effects of further regulation and consolidation within the financial services industry; regulatory actions either generally or specifically related to Bank Mutual associated with safety and soundness, compliance, loan concentrations, or technology concerns that could restrict Bank Mutual’s freedom of operations; regulators’ strict expectations for financial institutions’ capital levels and restrictions imposed on institutions, as to payments of dividends, share repurchases, or otherwise, to maintain or achieve those levels; recent, pending, and/or potential rulemaking or various federal regulatory agencies that could affect Bank Mutual or the Bank; increased competition and/or disintermediation within the financial services industry; changes in tax rates, deductions and/or policies; potential further changes in FDIC premiums and other governmental assessments; changes in deposit flows; changes in the cost of funds; fluctuations in general market rates of interest and/or yields or rates on competing loans, investments, and sources of funds; demand for loan or deposit products; illiquidity of financial markets and other negative developments affecting particular investment and mortgage-related securities, which could adversely impact the fair value of and/or cash flows from such securities; changes in customers’ demand for other financial services; Bank Mutual’s potential inability to carry out business plans or strategies; changes in accounting policies or guidelines; natural disasters, acts of terrorism, or developments in the war on terrorism or other global conflicts; the risk of failures in computer or other technology systems or data maintenance, or breaches of security relating to such systems; and the factors discussed in Bank Mutual’s filings with the Securities and Exchange Commission, particularly under Part I, Item 1A, “Risk Factors,” of Bank Mutual’s 2016 Annual Report on Form 10-K.

Bank Mutual Corporation and Subsidiaries

Unaudited Consolidated Statements of Financial Condition

(Dollars in thousands, except per share data)

	June 30	December 31
	2017	2016
ASSETS
Cash and due from banks	$30,818	$31,284
Interest-earning deposits	17,173	18,803
Cash and cash equivalents	47,991	50,087
Mortgage-related securities available-for-sale, at fair value	380,322	371,880
Mortgage-related securities held-to-maturity, at amortized cost
(fair value of $93,298 in 2017 and $94,266 in 2016)	92,175	93,234
Loans held-for-sale	5,283	5,952
Loans receivable (net of allowance for loan losses of $20,977
in 2017 and $19,940 in 2016)	2,003,601	1,942,907
Mortgage servicing rights, net	6,370	6,569
Other assets	174,876	177,895

Total assets	$2,710,618	$2,648,524

LIABILITIES AND EQUITY
Liabilities:
Deposit liabilities	$1,889,755	$1,864,730
Borrowings	469,697	439,150
Advance payments by borrowers for taxes and insurance	20,633	4,770
Other liabilities	39,900	53,233
Total liabilities	2,419,985	2,361,883
Equity:
Preferred stock - $0.01 par value:
Authorized - 20,000,000 shares in 2017 and 2016
Issued and outstanding - none in 2017 and 2016	-	-
Common stock - $0.01 par value:
Authorized - 200,000,000 shares in 2017 and 2016
Issued - 78,783,849 shares in 2017 and 2016
Outstanding - 45,932,253 shares in 2017 and 45,691,790 in 2016	788	788
Additional paid-in capital	483,244	484,940
Retained earnings	174,415	171,633
Accumulated other comprehensive loss	(11,210)	(11,139)
Treasury stock - 32,851,596 shares in 2017 and 33,092,059 in 2016	(356,604)	(359,581)
Total shareholders' equity	290,633	286,641

Total liabilities and equity	$2,710,618	$2,648,524

Bank Mutual Corporation and Subsidiaries

Unaudited Consolidated Statements of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2017	2016	2017	2016
Interest income:
Loans	$19,448	$17,360	$38,168	$34,296
Mortgage-related securities	2,525	2,722	5,019	5,983
Investment securities	152	119	289	221
Interest-earning deposits	14	10	27	18
Total interest income	22,139	20,211	43,503	40,518
Interest expense:
Deposits	1,545	1,446	2,997	2,851
Borrowings	1,552	1,247	2,912	2,500
Total interest expense	3,097	2,693	5,909	5,351
Net interest income	19,042	17,518	37,594	35,167
Provision for loan losses	363	1,164	1,080	591
Net interest income after provision for loan losses	18,679	16,354	36,514	34,576
Non-interest income:
Deposit-related fees and charges	2,843	2,928	5,557	5,693
Mortgage banking revenue, net	893	1,142	1,613	1,967
Brokerage, advisory, and insurance revenue	886	846	1,538	1,714
Loan-related fees	251	1,607	1,103	2,865
Income from bank-owned life insurance ("BOLI")	439	463	875	927
Gain on real estate held for investment	268	-	268	-
Other non-interest income	91	23	155	88
Total non-interest income	5,671	7,009	11,109	13,254
Non-interest expense:
Compensation, payroll taxes, and other employee benefits	10,673	10,236	21,902	20,703
Occupancy, equipment, and data processing costs	3,488	3,284	7,229	6,816
Advertising and marketing	743	970	1,294	1,555
Federal deposit insurance premiums	351	383	679	805
Losses (gains) and expenses on foreclosed real estate, net	217	(131)	271	(89)
Other non-interest expense	2,151	2,327	4,181	4,697
Total non-interest expense	17,623	17,069	35,556	34,487
Income before income tax expense	6,727	6,294	12,067	13,343
Income tax expense	2,535	2,345	4,235	4,921
Net income	$4,192	$3,949	$7,832	$8,422

Per share data:
Earnings per share-basic	$0.09	$0.09	$0.17	$0.18
Earnings per share-diluted	$0.09	$0.09	$0.17	$0.18
Cash dividends paid	$0.055	$0.055	$0.110	$0.105

Bank Mutual Corporation and Subsidiaries

Unaudited Supplemental Financial Information

(Dollars in thousands, except per share amounts and ratios)

	Three Months Ended		Six Months Ended
	June 30		June 30
Loan Originations and Sales	2017	2016	2017	2016
Loans originated for portfolio:
Commercial loans:
Commercial and industrial	$20,613	$15,271	$42,277	$21,232
Commercial real estate	7,500	30,218	9,324	45,702
Multi-family	1,326	65,359	23,467	111,167
Construction and development	15,436	24,172	42,523	84,102
Total commercial loans	44,875	135,020	117,591	262,203
Retail loans:
One- to four-family first mortgages	35,404	25,493	63,195	42,184
Home equity	9,075	9,313	16,238	15,342
Other consumer	394	531	699	1,137
Total retail loans	44,873	35,337	80,132	58,663
Total loans originated for portfolio	$89,748	$170,357	$197,723	$320,866

Mortgage loans originated for sale	$25,382	$43,320	$41,582	$64,548

Mortgage loan sales	$22,159	$41,963	$42,401	$62,582

	June 30	December 31
Loan Portfolio Analysis	2017	2016
Commercial loans:
Commercial and industrial	$261,292	$241,689
Commercial real estate	376,415	375,459
Multi-family real estate	545,196	506,136
Construction and development loans:
Commercial real estate	33,311	34,125
Multi-family real estate	265,324	328,186
Land and land development	12,870	12,484
Total construction and development	311,505	374,795
Total commercial loans	1,494,408	1,498,079
Retail loans:
One- to four-family first mortgages
Permanent	457,673	457,014
Construction	55,801	42,961
Total one- to four-family first mortgages	513,474	499,975
Home equity loans:
Fixed term home equity	98,755	105,544
Home equity lines of credit	67,100	70,043
Total home equity loans	165,855	175,587
Other consumer loans:
Student	6,222	6,810
Other	10,914	11,373
Total consumer loans	17,136	18,183
Total retail loans	696,465	693,745
Gross loans receivable	2,190,873	2,191,824
Undisbursed loan proceeds	(165,035)	(227,537)
Allowance for loan losses	(20,977)	(19,940)
Deferred fees and costs, net	(1,260)	(1,440)
Total loans receivable, net	$2,003,601	$1,942,907

Loans serviced for others	$971,492	$996,985

Bank Mutual Corporation and Subsidiaries

Unaudited Supplemental Financial Information (continued)

(Dollars in thousands, except per share amounts and ratios)

	June 30	December 31
Non-Performing Loans and Assets	2017	2016
Non-accrual commercial loans:
Commercial and industrial	$407	$989
Commercial real estate	3,659	2,839
Multi-family	261	274
Construction and development	517	148
Total commercial loans	4,844	4,250
Non-accrual retail loans:
One- to four-family first mortgages	2,143	3,191
Home equity	304	442
Other consumer	69	46
Total non-accrual retail loans	2,516	3,679
Total non-accrual loans	7,360	7,929
Accruing loans delinquent 90 days or more	181	295
Total non-performing loans	7,541	8,224
Foreclosed real estate and repossessed assets	1,490	2,943
Total non-performing assets	$9,031	$11,167
Non-performing loans to loans receivable, net	0.38%	0.42%
Non-performing assets to total assets	0.33%	0.42%

	June 30	December 31
Special Mention and Substandard Loans	2017	2016
(includes all non-performing loans, above)
Commercial loans:
Commercial and industrial	$22,941	$16,377
Commercial real estate	25,430	41,394
Multi-family	11,542	11,699
Construction and development	1,024	1,355
Total commercial loans	60,937	70,825
Retail loans:
One- to four-family first mortgages	4,164	5,549
Home equity	304	442
Other consumer	69	46
Total retail loans	4,537	6,037
Total	$65,474	$76,862

	Six Months Ended
	June 30
Activity in Allowance for Loan Losses	2017	2016
Balance at the beginning of the period	$19,940	$17,641
Provision for (recovery of) loan losses	1,080	591
Charge-offs:
Commercial and industrial	(31)	-
Commercial real estate	-	(99)
Multi-family	-	-
Construction and development	-	-
One- to four-family first mortgages	(13)	(84)
Home equity	(17)	(35)
Other consumer	(169)	(188)
Total charge-offs	(230)	(406)
Recoveries:
Commercial and industrial	-	4
Commercial real estate	8	19
Multi-family	32	30
Construction and development	-	-
One- to four-family first mortgages	57	33
Home equity	50	9
Other consumer	40	41
Total recoveries	187	136
Net charge-offs	(43)	(270)
Balance at end of period	$20,977	$17,962
Net charge-offs to average loans, annualized	0.00%	0.03%

	June 30	December 31
Allowance Ratios	2017	2016
Allowance for loan losses to non-performing loans	278.17%	242.46%
Allowance for loan losses to total loans	1.05%	1.03%

Bank Mutual Corporation and Subsidiaries

Unaudited Supplemental Financial Information (continued)

(Dollars in thousands, except per share amounts and ratios)

	June 30	December 31
Deposit Liabilities Analysis	2017	2016
Non-interest-bearing checking	$313,925	$309,137
Interest-bearing checking	247,197	238,142
Savings accounts	245,373	234,038
Money market accounts	542,713	558,905
Certificates of deposit	540,547	524,508
Total deposit liabilities	$1,889,755	$1,864,730

	Three Months Ended		Six Months Ended
	June 30		June 30
Selected Operating Ratios	2017	2016	2017	2016
Net interest margin (1)	3.05%	2.95%	3.04%	3.01%
Net interest rate spread	2.93%	2.87%	2.93%	2.92%
Return on average assets	0.62%	0.61%	0.59%	0.66%
Return on average shareholders' equity	5.78%	5.54%	5.42%	5.93%
Efficiency ratio (2)	72.09%	69.59%	73.41%	71.22%
Non-interest expense as a percent of average assets	2.62%	2.65%	2.67%	2.72%
Shareholders' equity to total assets at end of period	10.72%	10.95%	10.72%	10.95%

(1)	Net interest margin is determined by dividing net interest income by average earning assets for the periods indicated.
(2)	Efficiency ratio is determined by dividing non-interest expense by the sum of net interest income, and non-interest income excluding gains on real estate held for investment for the periods indicated.

	Three Months Ended		Six Months Ended
	June 30		June 30
Other Information	2017	2016	2017	2016
Average earning assets	$2,494,577	$2,372,125	$2,472,490	$2,335,504
Average assets	2,685,568	2,576,881	2,667,297	2,540,068
Average interest bearing liabilities	2,006,386	1,976,983	1,994,412	1,946,917
Average shareholders' equity	290,124	285,059	288,960	283,855
Weighted average number of shares outstanding:
As used in basic earnings per share	45,553,693	45,165,919	45,525,959	45,163,424
As used in diluted earnings per share	46,037,879	45,633,113	46,047,715	45,613,674

	June 30	December 31
	2017	2016
Number of shares outstanding (net of treasury shares)	45,932,253	45,691,790
Book value per share	$6.33	$6.27

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